OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD REPORTS 2008 HORSE MOUNTAIN DRILL RESULTS

Vancouver, BC, Canada – March 26, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports results from the 2008 drilling at the Horse Mountain project in Lander County, Nevada.  Newcrest Resources Inc. (“Newcrest”), Miranda’s exploration funding partner, completed 18,240 ft (5,561 m) of reverse-circulation drilling in nine vertical holes.  Newcrest’s expenditures to date exceed US$900,000.  Miranda has not been advised of Newcrest’s 2009 exploration plans.

Newcrest's drill program was designed to vector into higher-grade portions of the Horse Mountain gold system in part by off-setting oxidized mineralization, 98 ft of 0.023 oz Au/t (29.9 m of 0.788 g Au/t) in core hole BHM-001. Drill results are summarized below:

Hole

Length

Grade

Interval

Length

Grade

Number

    (ft)

(oz Au/t)

    (ft)

   (m)

(g Au/t)

No significant results

   5

0.015

     685-690

1.5

0.500

15

0.019

1,110-1,125

4.6

0.638

  5

0.011

1,150-1,155

1.5

0.359

  5

0.011

      400-405

1.5

0.392

35

0.012

     505-540

10.7

0.415

  5

0.010

1,970-1,975

1.5

0.346

  5

0.011

1,945-1,950

1.5

0.375

  5

0.016

1,975-1,980

1.5

0.555

  5

0.015

2,060-2,065

1.5

0.522

15

0.011

2,080-2,095

4.6

0.366

  5

0.015

2,150-2,155

1.5

0.504

20

0.012

2,365-2,385

6.1

0.416

  5

0.012

          5-10

1.5

0.411

  5

0.019

     945-950

1.5

0.640

  5

0.013

1,035-1,040

1.5

0.458

  5

0.011

1,900-1,905

1.5

0.375

  5

0.016

     700-705

1.5

0.547

  5

0.012

     945-950

1.5

0.415

10

0.015

1,460-1,470

3.1

0.524

10

0.017

1,640-1,650

3.1

0.592

  5

0.013

     230-235

1.5

0.452

  5

0.017

     245-250

1.5

0.594

10

0.038

2,245-2,255

3.1

1.318

  5

0.015

2,295-2,300

1.5

0.496

The program drill tested structural and gold/arsenic soil geochemical targets north of BHM-001, within a northeast-striking structural high.  Additional drill holes tested soil geochemical anomalies and structural targets north, west and southeast of BHM-005, a reverse circulation drill hole that intersected 90 ft of 0.022 oz Au/t (27.4 m of 0.753 g Au/t) at the Rum Dreams prospect, which forms part of the Horse Mountain project.  Of the nine holes, only six reached their intended targets.  Three holes (H-5, H-6 and H-9) at Rum Dreams were lost short of their targets due to caving ground conditions and stuck drill pipe.

Gold mineralization is associated with either quartz-veined-clay altered upper plate quartzite and chert, or with decalcified, pyritic and quartz-veined lower plate limestone. Locally gold mineralization is associated with the margins of diorite dikes.  Elevated arsenic and antimony accompany the gold mineralization.

Drill hole H-7 tested a gold-arsenic soil anomaly 1,015 ft (310 m) southeast of BHM-005.  The drill hole intersected deep oxidation, vertically-continuous zones of elevated arsenic and thick, low-grade gold zones including: 75 ft of 0.006 oz Au/t from 900 to 975 ft (22.9 m of 0.202 g Au/t from 274.4 to 297.3 m) and 95 ft of 0.003 oz Au/t from 1,820 to 1,915 ft (29.0m of 0.116 g Au/t from 554.8 to 583.8 m).  At this location, structure contours on the top of lower plate carbonate rocks illustrate a west-northwest striking / northwest plunging anticline.  Strike extensions of the anticline project into undrilled areas southeast of hole H-7, where shallower lower plate drill targets are inferred.

Geologic patterns typically associated with large, sediment-hosted gold systems are present at Horse Mountain.  Patterns include: extensive zones of hydrothermal alteration and elevated metal values, deep oxidation (to 1,500 ft / 457 m), igneous dikes, potential ore-traps (anticlines / structural highs) and hornfelsing.  Vectoring into economically-favorable portions of the gold system are proving more difficult than originally perceived due to structural complexities, depth to targets and poor drilling conditions.  Untested drill targets remain at the Rum Dreams prospect, along the anticline southeast of H-7, and along the structural high southwest of BHM-001.

Horse Mountain is a sediment-hosted, disseminated gold project 11 miles (17.6 km) west of Barrick's Pipeline Mine complex, in north-central Nevada.  At surface, 139 lode claims cover a 2 square mile (5.2 sq. km.) cell of hydrothermal alteration and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the thrust, previous drilling intersected gold-bearing lower plate carbonate rocks along a northeast-striking, structurally-high block (horst) in the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits along the Cortez and Carlin gold trends.

All drill samples were collected with a reverse-circulation drill using 5-ft sample (1.5m) intervals.  Samples were assayed by Inspectorate of Sparks, Nevada.  Select samples and standards were re-analyzed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. All reported lengths for mineralized intervals are down-hole measurements.  Drill samples were also analyzed for a 30-element geochemical suite by ICP-AES.  Newcrest QC/QA included the insertion of numerous standards, blanks and duplicate samples. QA/QC protocols also included secure sample storage, handling and shipping.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Newcrest Resources Inc., Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.